Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Investor Day Meet Presentation of Tata Motors Group and Jaguar Land Rover Automotive Plc (‘JLR/ Wholly Owned Subsidiary’)

Mumbai, February 26, 2021: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, reproduced herein below is the Investor Day Meet Presentation of Tata Motors Group and Jaguar Land Rover Automotive Plc (‘JLR’).

This is for the information of the exchange and the members.

(Company Logo) Tata Motors Group : India business Annual Analyst Engagement | 22nd February 2021

Safe harbour statement

TATA MOTORS
Connecting Aspirations

Statements in this presentation describing the objectives, projections, estimates and expectations of Tata Motors Limited (the "Company", "Group" or "TML") Jaguar Land Rover Automotive plc ("JLR ") and its other direct and indirect subsidiaries may be "forward-looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors

Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results.

Narrations

- 9MFY21 represents the 9 months period from 1 April 2020 to 31 Dec 2020
- FY20 represents the 12 months period from 1 April 2019 to 31 Mar 2020
- FY19 represents the 12 months period from 1 Apr 2018 to 31 Mar 2019
- Q1FY21 represents the 3 months period from 1 Apr 2020 to 30 June 2020
- Q2FY21 represents the 3 months period from 1 July 2020 to 30 Sep 2020
- Q3FY21 represents the 3 months period from 1 Oct 2020 to 31 Dec 2020

Accounting Standards

- Financials contained in the presentation are as per IndAS

Other Details

- **Reported EBITDA** is defined to include the product development expenses charged to P&L and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, revaluation of foreign currency other assets and liabilities, MTM on FX and commodity hedges, other income (except government grant) as well as exceptional items.
- **Reported EBIT** is defined as reported EBITDA plus profits from equity accounted investees less depreciation & amortisation.
- **Free cash flow** is defined as net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after net finance expenses and fees paid.
- Retail sales of TML represents the estimated retails during the quarter.

© Copyright, Confidential, Tata Motors Limited
2

Agenda Session Timing Presenter 1 Introduction & Context Setting 5 mins 2:00-2:05 - 2 Turnaround accelerated 30 mins 2:10-2:40 Guenter Butschek 3 CV –Win Decisively  45 mins 2:45-3:30 Girish Wagh 4 PV –Win Sustainably 45 mins 3:35-4:20 Shailesh Chandra 5 Financial outlook  20 mins 4:25-4:45 P B Balaji 6 Q& A 70 mins 4:50-6:00 Allpresenters (Company Logo) 3

(Company Logo) Turnaround accelerated Guenter Butschek, CEO & MD –Tata Motors (Company Logo) 4

From Covid 19 to Business Continuity Taking the ecosystemalong : ‘Survival -> Recovery-> Growth’ RESPONSE  to  pandemic Employees Mfg & Supply Chain Dealers Customers Govt./Local Authorities Community Response Rigorous Cost Reduction and Cash Conservation, Agile supply chain Employee Engagement and Upskilling Constant engagement with dealers to address pain points, cascade BCP* Virtual connect with customers/stakeholders, capturing new trends of safe, convenient mobility Strong alignment on SOPs Frontrunners in Tata Group -enabling safety kits and essentials;   Supporting drivers’ livelihood (Company Logo) 5

Challenges to be addressed by the ‘new normal’ Deep and sustainable impact BS6 acceptance Corporate Average Fleet Economy (CAFÉ) Higher safety standards Growing interest in xEVsolutions Regulatory Gradual economic recovery Higher TCO, fuel prices Consumer  Concerns on health and safety Conscious spending Preference towards personal mobility  Environment Unpredictable and volatile market Pent up demand Vs structural capacity? Industry Megatrends : CV, PV (Company Logo) 6

Accelerating the Turnaround at Tata Motors To emerge stronger out of the crisis Sales enhancement Rigorous cost reduction and bottom-line improvement Leveraging production & supply chain efficiencies  Focus 2020-21 PV –Reimagining Frontend CV –Accelerating revenue growth in a rising MOP environment  Engineering Efficiency -More for Less Employee costs  Reduce working capital by effective supplier relationships  Securing Growth Securing Profitability Securing Cash (Company Logo) 7

CV establishing supremacy with ‘BSVI and beyond’ Win Decisively and Responsibly  Gaining market share in MHCV, recovering in ILCV, SCV and Passenger  Building traction in SCV with Intra, Ace Gold, petrol, CNG Investing into future -new products, ACES, Digital Amplifying customer communication by ‘Power of 6’ campaign Supporting nation’s COVID-19 vaccination drive with refrigerated trucks solutions (Company Logo) 8

PV on a new high Strong response to ‘New Forever’ product range Consolidating No. 3 position, claiming top 5/10 in respective segments Record volumes after 8+ years, Market share close to double digits (7.5%+) Nexon EV emerging as the undisputed leader, 500+ units/month Reimagining front end Customer Experience Win Sustainably (Company Logo) 9

Building the future comprehensively From Turnaround to Sustainable Transformation Design ‘Impact 2.0’ language  Sales & Marketing, Service Digital Transformation Dealer profitability  Supply Chain Connected supply chain  Strategic Sourcing, Early Supplier Involvement  Engineering Engineering Efficiency (More for Less) ACES & New technologies  Manufacturing Industry & Logistics 4.0 Integrated S&OP  People & Resources Co-creating ‘To-Be’ Culture Mainstreaming Data Analytics (Company Logo) 10

Intensifying the focus on ESG We are aboutto redefine our ESG aspiration and agenda –focus towards CO2 neutral footprint *LTIFR Lost time Injury Frequency rate  Frontrunner in India on GNCAP safety standards LTIFR* <0.2, 20% reduction over last 7 years, aspiration : Zero harm Safety Consistent spend on CSR beyond regulations (20 cr.) Supported 28k underprivileged youth in higher education 7 lakhs+ lives impacted 28k+ Covid-19 tests conducted for employees in Restart phase  Environment Committed to Renewable Energy RE100 by 2030, from 24% in 2021 Joined GoI’s vision of carbon footprint reduction GHG scope 1+2 emission targets SBTi framework Healthy margin wrt PV on CAFÉ On track to plant 1mn trees by Dec-21 CSR & Health Sustainable Mobility Tata UniEVerse -a Tata Group consortium committed to address the e-mobility ecosystem  Leading India’s adaption to ‘zero emission’ mobility Nexon EV Best selling EV 215 Buses with accumulated 7.5 million kms under FAME-1, order book of 500 electric buses ^Gol Government of India (Company Logo) 11

Welcoming Marc To a successful future (Company Logo) 12

Commercial Vehicles –“Win Decisively” Girish Wagh, President : CVBU (Company Logo)

Contents - The year gone by: Industry context - Journey so far - Future outlook (Company Logo) 14

Indian CV Industry has faced major head-winds over last two years  Key events in succession, aggravated the cyclical downturn, reducing industry volumes to FY10 levels  -60% -40% -20% 0% 20% 40% 60% 0 200 400 600 800 1000 1200 FY87 FY89 FY91 FY93 FY95 FY97 FY99 FY01 FY03 FY05 FY07 FY09 FY11 FY13 FY15 FY17 FY19 FY21(P) 1065k (FY19)  YoY Growth on CV sales (%) Total CV sales Thousands 726k (FY20)  1 2 3 4 Aug 2018 Oct 2018 Apr 2020 1 2 4 Increased Axle Load Norms BSVI Transition Mar 2020 3 COVID-19 Credit Crisis (Company Logo) 15

FY21: Key challenges and our response Concerted efforts to minimize the impact BSVI Transition COVID-19 Pandemic accentuating the downturn Challenges Response Disruptions on Demand and Supply side Technology Apprehensions Stressed profitability and cash flows Business Continuity Plan Supporting Customers during pandemic and continuous Stakeholder engagement Focus on demand generation, improved realization and financial fitness Demos and trials to establish Product superiority and TCO benefits Financing schemes to minimize impact on EMIs Ecosystem engagement to enable smoother transition  Factors TCO apprehension due to increased vehicle prices (Company Logo) 16

Interventions to navigate the downturn and subsequent recovery Focus on growth, agility and efficiency to maximize the market opportunities Demand Generation Demand Fulfilment Cash conservation and cost reduction Focus on green-shoot microsegments and extensive on-ground market activations for BS6 products Ramp up supplies while monitoring the semiconductor supply chain closely Concentrated efforts on cost reduction Ensure that gains are secured during recovery phase Choiceful deployment of lower capex spends Manage a tight working capital cycle Greater emphasis on value added services to drive better realization Strengthen S&OP further to cater to volatile demand situation Launch creative customer friendly financing schemes with financiers Drive flexibility and safety in manufacturing to mitigate COVID impact (Company Logo) 17

Tap growth while serving the nation with agility Refrigerated trucks from TML for vaccine transport Comprehensive vehicle range from ‘Insulated Vaccine Vans’ to ‘Refrigerated Vaccine trucks’ 120 vehicles already sold 300+ vehicles in pipeline (Company Logo) 18

Our Approach to BSVI Deployment of well-crafted strategy to enhance competitiveness in BSVI    Conceptualization Introduction Selling Much more than compliance Reimagined product range aligned with Product Attribute Leadership Strategy  Improved TCO and profitability  Value enhancers to augment product performance  Cost reduction to minimize impact of BSVI costs Impactful and Unmatchable Offer Range unveiled at Auto Expo 2020  Impactful communication through ‘Power of 6’ theme  Pricing strategy to reduce discounts structurally  Down payment and EMIs closer to BS4 level Performance Establishment On-ground product demonstration and back-to-back trials  Value based selling  Bundled with Value Added Services- Sampoorna Seva, Fleet Edge, Uptime Guarantee  Quick response teams for faster issue  redressal (Company Logo) 19

Impactful BSVI Launch to “Win Decisively” Widest range of BSVI vehicles with best-in-class TCO and profitability (Company Logo) 20

Enhancing customer experience through Sampoorna Seva Delivering ‘Peace of mind’ for the end customers, with enhanced productivity and earnings y1 y2 Sampoorna Seva 2.0 Holistic aftermarket offering Universe of services includes Repair time assurance Breakdown assistance Insurance and accidental repair time Extended Warranty Add-on services (TATA OK, Prolife, Loyalty programme) Reach time anywhere 2 hours in day  4 hours in night Uptime Guarantee Fleet Management Solution Industry First comprehensive service offering Reinforcing superior product and service capability (Company Logo) 21

Continued progress in dealer profitability improvement Identification of opportunities  Implementation  Review and Monitoring CV dealers achieving cash positive performance Joint exercise between TML and Channel Partner Four Pronged Approach Profitability Model dashboard Average breakeven volume for dealers reduced by 25% (Graphic) (Excel Chart) (Company Logo) 22

Digitalization roadmap to address customer needs  Stakeholder centric digital transformation roadmap in place; execution underway Product configurator ‘Go to market’ excellence process Financier integration Digi VOR (for faster spare parts distribution) Dealer Profitability Portal Digital solutions across customers' business  Asset management Track and Trace Real time fuel efficiency Fuel loss/fill alerts  Driving behaviour Alerts Geo-fence Document Management  Digital Instrumental Cluster Front end sales process digitalisation (Graphic) (Excel Chart) (Company Logo) 23

Continued to lead on customer facing metrics Sustaining and improving performance across all areas FY17 FY19 FY20 +57 +61 +65 (Graphic) (Excel Chart) (Company Logo) 24

5.2%  2.2%  3.2%  8.0%  YTD Dec'19  YTD Dec'20  Q2FY21  Q3FY21  FY21 YTD Performance: Financials  Strong Q-o-Q improvement across all key parameters  271.3  150.3  10.7  55.0  84.6  YTD Dec'19  YTD Dec'20  Q1FY21  Q2FY21  Q3FY21  25.9  16.5  1.4  5.5  9.6  YTD Dec'19  YTD Dec'20  Q1FY21  Q2FY21  Q3FY21  1.0%  -4.8%  -3.8%  3.6%  YTD Dec'19  YTD Dec'20  Q2FY21  Q3FY21  EBIT %YoY-44.6%

FY21 YTD Performance: Market shares TATA MOTORS Connecting Aspirations Tata Motors CVBU Domestic Volumes 279.6 173.3 YTD Jan'20 YTD Jan'21 9.5 61.1 138.5 173.3 3M 6M 9M YTD Jan'21 Market Share-Overall 45.1% FY19 43.0% FY20 38.9% FY21 29.6% 36.7% 38.9% FY21 3M 6M 9M MHCV 55.0% FY19 57.4% FY20 59.2% FY21 71.8% 60.2% 59.2% FY21 3M 6M 9M ILCV 45.4% FY19 47.2% FY20 45.7% FY21 39.8% 44.4% 45.7% FY21 3M 6M 9M SCV 40.1% FY19 37.9% FY20 33.7% FY21 24.0% 32.3% 33.7% FY21 3M 6M 9M Buses 44.0% FY19 40.9% FY20 34.9% FY21 27.7% 33.7% 34.9% FY21 3M 6M 9M Above market shares do not include 3961 vehicles supplied to A P State Civil Supplies Corp. Ltd awaiting inspection by the authorities. CV MS including these stood at 39.6% (SCV at 34.7%) M&HCV stable, ILCV improves sharply, SCV, Buses to improve further ©Copyright, Confidential, Tata Motors Limited 26

CV International Business TATA MOTORS Connecting Aspirations Current position Continued Strong presencein SAARC Significant presence across Africa Top 3 brands in 10 markets in >6T segment) Beginning to make progress in the ASEAN and LATAM Exited low contribution markets Australia, Chile, Turkey Approach going forward Strong Distributors Right product, Focus on >6T segment Easy Availability of Retail Finance Strengthen SAARC position and prioritise resources on key growth markets ©Copyright, Confidential, Tata Motors Limited 27

Building competitive cost structure to lower the breakeven TATA MOTORS Connecting Aspirations Material cost reduction Teardown and benchmarking Advanced VAVE, Digital VAVE (DiVE) Target costing, Should cost analysis Blue sky thinking workshops Commercial cost reduction Material cost reduction of 4 -6% of APV FY18 FY19 FY20 FY21 Conversion and fixed cost reduction Cross locational teams (CLTs) to study and optimize each cost element Manufacturing footprint optimization Productivity improvements and Work content reduction Standardisation and and benchmarking Utility and Operations costs Reduction in cash cost per day* 25% FY19 9M’FY21 *incl Capex Cash conservation Continued focus on a tight working capital cycle Capex reallocations and Optimsiation Reduction in EBIT breakeven point 30% FY19 9M’FY21 Institutionalizing cost reduction across the organization, maturing towards cost leadership ©Copyright, Confidential, Tata Motors Limited 28

TATA MOTORS Connecting Aspirations Looking ahead ©Copyright, Confidential, Tata Motors Limited 29

Factors influencing immediate outlook TATA MOTORS Connecting Aspirations 1 Infrastructure Pushby the Government (NIP) 2 Improved Customer Sentiments 3 Urban Demand revival and Rural stability 4 E-commerce Penetration and Industrial activity Tailwinds Challenges 1 Supply side constraints 2 Commodity inflation 3 Delayed resumption of schools and offices 4 Regulatory changes (such as RDE) Demand to accelerate in line with the continued pace of economic recovery and government push ©Copyright, Confidential, Tata Motors Limited 30

Indian CV industry immediate growth outlook TATA MOTORS Connecting Aspirations SCV ILCV CV Passenger M&HCV TIV FORECAST FY19: 1.06 M 245.7K Q1 273K Q2 247.6K Q3 299.7K Q4 FY19 FY20: 743 K (-31%) 219.8K Q1 171K Q2 199K Q3 150.1K Q4 FY20 FY21: 577-589K (-22-20%) 32.7K Q1 137.3K Q2 196.7K Q3 219K Q4 36-38% FY21 (E ) FY22 (F) Annual FY22 vs FY21 TIV: Total Industry Volumes Impact of COVID-19  factored in Forecast Source: CRISIL Post rebound in H2 FY21, CV industry is expected to recover progressively ©Copyright, Confidential, Tata Motors Limited 31

We remain committed to competitive growth TATA MOTORS Connecting Aspirations SCV and Pick up segment Leverage Ace Petrol at a price point equivalent to BS4; and reinforce Ace diesel brand equity Build on initial success of Intra by introducing additional variants Drive product superiority of Yoddha in Large Pickups, with network and ecosystem initiatives to increase the penetration Network growth including rural, customized retail finance scheme and brand advocacy Micro-segmentation for application/ geography specific selling, including alternate fuel options MHCV and ILCV segment Continue with ‘First in the market’ products to drive share and realization Focus on product refresh and variants at key tonnage points for enhanced customer earnings leverage customized value added service offerings for better conversion and realization CV passenger segment deliver efficient, value focused options for bus segments (staff and school) build STU specific products to increase penetration Drive demand for vans in key applications such as healthcare, school and staff This will be a key focus area for the business ©Copyright, Confidential, Tata Motors Limited 32

Will expand network to drive higher reach and penetration

TATA MOTORS
Connecting Aspirations

New Formats
- Micro dealers for SCV& PU with lower breakeven point
- Authorized Representative of Dealers (ARDs)

Rural Focus
- Additional deployment of Tata Grameen Mitras (TGMs)
- TATA GURU: Tie up with Local Mechanics

Tie-up with Complimentary Businesses
- Partnership with financiers, Banks and other rural organisations

Sales Touchpoints[1]



ARD[2]
3S Branch
3S Main
CCP / 1S
+84
1472
1556
FY17
FY18
FY19
FY20
FY21 E
FY 22 Plan

1,556 sales touchpoints[1]
Largest in India with **1.5X over closest competition**

Service Touchpoints



Authorized Service Station
Dealer WS
MSV
Container WS
+269
2623
2892
FY17
FY18
FY19
FY20
FY21 E
FY22 Plan

2,892 service touchpoints
Largest in India with **3X over closest competition**

Notes: 1) Considering 3S Main, 3S Branch & ARD 2) ARD – Authorized representative of dealer 3) TGM: Tata Grameen Mitra 4) CCP: Customer Contact points

Network expansion to enhance customer engagement and enable market share improvement

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Focus on other growth drivers to derisk cyclicality Service and Spare Penetration TATA OK Used Vehicle Business International Business TATA MOTORS prolife rebuilt to last Aggregate Business New Business Models (Leasing, Fleet Management Solution) Revenue share has gone up from 16.8% (FY19) to 22.7% (FY21 YTD) (+590 bps) ©Copyright, Confidential, Tata Motors Limited 34

Areas of focus over the longer term TATA MOTORS Connecting Aspirations Continued cost reduction, pivoted to customer value BS6 RDE development, going beyond mere compliance to improve competitiveness Lead in alternate fuels, in line with Government priorities Optimise each cost element to reduce breakeven Introduce innovative solutions to deliver total peace of mind to the customers Fleet Edge - Introduce next generation features and solutions to improve customers' business Efficiency New Opportunity Market Development Tighter Emission regulation Product cost optimization Alternate Powertrains Electrification Operational efficiency Connectivity After sales and service Market Development Preparing the business to leverage the market trends ©Copyright, Confidential, Tata Motors Limited 35

Electrification drivers and key segments TATA MOTORS Connecting Aspirations Key drivers Emerging Commercial EV Segments 1 Tightening Emissions 2 Policy incentives 3 Pull from Early adopters e-Auto Shared Cabs Buses SCVs Last mile connectivity will be the next hot spot. To share plans at an appropriate time ©Copyright, Confidential, Tata Motors Limited 36

Electrification - Successful participation and operations of EV buses TATA MOTORS Connecting Aspirations EV Bus Portfolio Tata Ultra Urban 9/9m EV Tata Urban 9/12m EV Tata Starbus 4/12m LE EV Continues to lead in the Electric bus Lucknow Jammu & Srinagar Delhi NCR Ahmedabad Mumbai PUNE assam Indore Jaipur West Bengal Kerala god’s our country 215 Buses in FAME-I with cumulative ~7.5 million kms covered Orders received for 500 Buses under GCC model (FAME 2) EV ecosystem through Group synergy TATA MOTORS Connecting Aspirations TATA AUTOCOMP SYSTEMS Enabling Mobility Solutions TATA TATA POWER TATA CAPITAL TATA TATA COUNSULTANCY SERVICES Widest E-bus range • Comprehensive Fleet maintenance Charger supplier End-to-End solution for Charging Infrastructure Financing options Cloud-based solution to track and monitor vehicles real-time Continue to engage with customers for EVs in SCV and ILCV segment; participating in FCEV bus tenders ©Copyright, Confidential, Tata Motors Limited 37

Our working plans TATA MOTORS Connecting Aspirations Win Decisively with our extensive product range and continue to lead the market developments Land the benefits of BSVI with our customers Achieve double digit EBITDA Long term capex at 3%-4% of revenue Strong positive FCF ©Copyright, Confidential, Tata Motors Limited 38

TATA MOTORS Connecting Aspirations Thank You ©Copyright, Confidential, Tata Motors Limited 39

TATA MOTORS Connecting Aspirations Passenger Vehicles : “Win Sustainably” Shailesh Chandra, President : PV & EVBU

Strong profitable growth in FY21 TATA MOTORS Connecting Aspirations Industry volumes 2,360 YTD Jan 20 12% 2,077 YTD Jan21 Sales numbers in ‘000 TML PV Volumes 114 YTD Jan 20 45% 165 YTD Jan 21 TML PV market shares 5.1% 5.7% 6.3% 4.8% 7.8% FY17 FY18 FY19 FY20 9MFY21 PV EBITDA margins (9.4%) 0.5% 3.8% FY20 9MFY21 0.5% Q3 FY21 Exit EBITDA breakeven achieved along with industry beating growth ©Copyright, Confidential, Tata Motors Limited 41

Excellent response for the “ New Forever” range TATA MOTORS Connecting Aspirations The portfolio of products, well positioned in the growing segments, enabling podium finish ©Copyright, Confidential, Tata Motors Limited 42

All the products witnessing a steep jump in sales TATA MOTORS Connecting Aspirations TIAGO Avg/Month Volumes 4122 6237 FY’20 FY’21, Q3 Onwards TIGOR Avg/Month Volumes 837 1611 FY’20 FY’21, Q3 Onwards NEXON Avg/Month Volumes 3605 6594 FY’20 FY’21, Q3 Onwards HARRIER Avg/Month Volumes 1071 2319 FY’20 FY’21, Q3 Onwards ALTROZ 6744 FY’21, Q3 Onwards- Avg/Month Demand across product range is driving sustainable growth ©Copyright, Confidential, Tata Motors Limited 43

Nexon EV and Altroz – all round appreciation TATA MOTORS Connecting Aspirations TATA MOTORS Connecting Aspirations tata another feather in our cap! Nexon ev the electric suv powered by ziptron gags ELECTRIC CAR OF THE YEAR AWARD MOTOR 2021 PRESENTED BY MOTOR VIKATAN PULSATING MAGAZINE OF TAMIL NADU Team DHP.Com 21 GAADIWAADI READERS’ CHOICE AWARDS GREEN CAR OF THE YEAR TATA NEXON EV AUTOPORTAL BEST TECHNOLOGY TATA NEXON EV 2021 SPONSORED BY :- Boodmo 2020 The UNBIASED Blog TECH & AUTO AWARDS 2020 MOTOR OCTANE MOTOROCTANE AWARDS 2021 Best Indian Car 2021 TATA ALTROZ MOTOR OCTANE AWARDS 2021 ©Copyright, Confidential, Tata Motors Limited 44

Transformative actions to deliver step change in performance TATA MOTORS Connecting Aspirations Agile Marketing Actions Channel Management Transformation Smart Product Interventions Demand-supply Synchronization Focused actions in identified micro-markets Sales team empowerment These structural actions across value chain have paved path to sustainable growth ©Copyright, Confidential, Tata Motors Limited 45

5 foundational pillars identified to “Win Sustainably” TATA MOTORS Connecting Aspirations Brand Re-imagining Front End Product Strategy Manufacturing & Quality Leadership Structural Margin Improvement Mindset-Winning Sustainably in PV & Proactively in EV space These pillars will drive future success amidst increased competitiveness ©Copyright, Confidential, Tata Motors Limited 46

1 Brand Consistent increase in brand indicators TATA MOTORS Connecting Aspirations Consistent increase in the NPS with sharp decrease in detractors and passives 23 4 27 25 7 32 28 4 32 NPS Promotors Detractors 2019 2020 2021 Mother Brand – Brand Health Track, by Kantar-Dec’-Jan’21 The brand has grown consistently on both Awareness and Consideration 52 49 49 59 58 66 69 72 39 39 43 42 48 50 56 58 JFM'17 AMJ'17 JFM'18 AMJ'18 JFM'19 AMJ'19 JF'20 ASO'20 Awareness Consideration Enhanced Brand to play pivotal role in driving aspirational quotient of products in the minds of new edge customers Changing customer profile clip ©Copyright, Confidential, Tata Motors Limited 47

2 Product Strategy Approach to product launches TATA MOTORS Connecting Aspirations Smart product intervention and timely refreshes New products to enhance addressable market Integration of new technology features Strengthening association with stylish Design, Safety and New technologies Mainstream innovative EVs to drive mass adoption The approach ensures comprehensiveness and competitiveness of portfolio ©Copyright, Confidential, Tata Motors Limited 48

2 Product Strategy 60% market coverage with strong positions in growing segments TATA MOTORS Connecting Aspirations Segments Sub- Segments Hatch Entry Midsize Tiago #3 with MS 17% High Premium Altroz #3 with MS 18% Sedans Entry Tigor #3 with MS 6% Midsize Executive Premium SUV Sub-Compact HBX- Launch in CY21 Compact Nexon #4 with MS 15% Midsize 5 Str Prem Mid. 5 Str Harrier #2 with MS 30% Midsize 7 Str Safari- Launched Today Premium MPV Compact Midsize High Premium Van Van Premium Lower performance & Potential Highest Performance & Potential The comprehensive portfolio planning to improve market coverage to 70% -75% ©Copyright, Confidential, Tata Motors Limited 49

2 Product Strategy Future technologies to strengthening our brand association TATA MOTORS Connecting Aspirations World class design Exciting Proportions Expressive Surfaces Extra-Ordinary Details Aggressive Stance Road Presence • Continuous evolution of new age IMPACT ful design with focus on improving • Road presence and stance • Expressive surfaces • Extraordinary Details Best in class Safety GLOBAL FOR SAFER CARS NCAP SAFERCARSFORINDIA Tata ALTROZ – 2 AIRBAGS 16.13 max. 17.00 Adult 29.00 max. 49.00 Child Tested at 64 km/h Bodyshell integrity: STABLE • Upgrade passive safety attributes – Enhance structure, crash prevention, mitigation features, post crash assistance • Advanced Driver Assist Features (ADAS) – L0 L1 L2 New Technologies TATA MOTORS IRA • Modern, intelligent & integrated infotainment and driver information system (HMI) • Constantly updated Connected Car ecosystem • Tech upgrades on existing engine portfolio for refinement, Alternate Fuels and Automatics (DCT) India specific technologies addressing customer expectations with accessible solutions ©Copyright, Confidential, Tata Motors Limited 50

2 Product Strategy We will bring aspirational features in accessible variants TATA MOTORS Connecting Aspirations • Harrier CAMO which pays homage to the spirit & grit of the armed forces Sunroof • Harrier XT+ with best in segment Panoramic sunroof AltrozXM+ Android auto and Apple car play connectivity at a accessible price NexonXM (S) Most affordable Electric Sunroof vehicle in India Smart product interventions will keep the excitement on Copyright, Confidential, Tata Motors Limited 51

2 Product Strategy TATA MOTORS Connecting Aspirations The New Safari is launched and receiving enthusiastic response Safari Launch Clip

2 Product Strategy TATA MOTORS Connecting Aspirations HBX is scheduled to be launched in CY21 Copyright, Confidential, Tata Motors Limited 53

3 Reimagining Front-End TATA MOTORS Connecting Aspirations Front-end is being reimagined across 4 key planks (1/2) 1. Sales Strategic interventions to drive sales growth •Micro market specific sales & network strategy •Increasing % of exchange •2X sales growth in rural sales •Digital front-end 2. Dealer Processes  & Resources •Continuous dealer financial health monitoring and support •Structured interventions for Upskilling & training exercise for sales team •Rollout of industry-best HR practices across dealerships •Network expansion in sync with Sales aspiration •New showroom identity TATA MOTORS Connecting Aspirations TATA BRINGING TATA MOTORS TO YOUR HOME CLICK TO DRIVE Click to Drive Large format dealerships Reimagined Front-End will drive enhanced customer experience across the board Copyright, Confidential, Tata Motors Limited 54

3 Reimagining Front-End Front-end is being reimagined across 4 key planks (2/2) TATA MOTORS Connecting Aspirations 3. Aftersales • Digitalization to key processes to ensure on time delivery and fairness of charges •Improvement in competitiveness amongst Dealer through ranking program • Creation of Alternate Channel –Mobile vans, , Zip Services etc in rural geographies 4. Cust. Exp & Digital • Redefining a best-in-class experience by creating a seamless, emotional & lasting connection with customers Book a test Drive Contest a service select  services Digital Showroom Mobile showroom and service End to end Digital customer journey Reimagined Front-End will establish strong foundations for next evolution in sales formats and service models Copyright, Confidential, Tata Motors Limited 55

4 Structural margin improvement Multiple initiatives undertaken to structurally improve margins TATA MOTORS Connecting Aspirations VAVE Product Mix Commercial reduction Non Veh Business • Consistently deliver margin improvement through structures initiatives like-Feature rationalization, alternate sourcing, etc • Optimizing product mix delivering superior contribution • Introduction of new variants has led to margin improvement • Economies of scale with increased Modularity • Localization of key components ( e.g Special grade steel , steering system etc) • Business growing at a CAGR of 7% (FY17 vs FY20) • Significant margin improved between FY17 and FY20 Aim to continue to strengthen profitability through these measures Copyright, Confidential, Tata Motors Limited 56

5 Manufacturing and Quality leadership

Leveraging existing assets to cater to increasing demand

TATA MOTORS
Connecting Aspirations


Sanand
155K
RJV
65K
Pune
325K
Location
Capacity/Annum

Key Highlights

- 550K installed capacity with optimum balancing across locations
- Debottlenecking of capacity
  - **~120% increase in** in Jan'21 vis-à-vis monthly average production of FY20
  - **Gasoline** production ramped **up by ~150%**
- **~14000 parts capacity enhancement** done at suppliers

Ramp up in production aligned to future market demand with proactive debottlenecking actions

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5 Manufacturing and Quality leadership  Dial-up quality mind-set across value chain TATA MOTORS Connecting Aspirations Supplier Centric In-house Customer centric CFT -Cohesive Functional Teams -with focus on speed of resolution Crusade on Supplier Quality Robust Software Maturation STOP Project “Stop Generation” –for defect prevention Self Directed Teams for cultural transformation Model line for Industry 4.0 adoption Rapid Response Team -RRT Reliable Powertrain aggregates Copyright, Confidential, Tata Motors Limited 58

TATA MOTORS Connecting Aspirations EV Business Copyright, Confidential, Tata Motors Limited 59

Tata Motors has established itself as a leader in EV market TATA MOTORS Connecting Aspirations Sales Performance (as of Jan’21) TIV TML Market Share 4180 72% 47% 2811 1946 18% 11% 1235 131 349 1325 3022 FY18 FY19 FY20 YTD FY 21 NexonEV 1 year Clip Customer Profile ( Nexon EV) Customer segment  Car ownership distribution  Typical Daily Running (km)  56%  30%  7%  Doctors  Business Owners  Salaried  Others 7%  19%  27% 54%  Only car  Primary car  Secondary car  29%  37%  22%  <50  50-75  75-100  100+  12%  Nexon EV has changed the perception of EVs amongst Indian consumers Copyright, Confidential, Tata Motors Limited 60

Comprehensive solutions are being offered to the customer

TATA MOTORS
Connecting Aspirations

Product

Nexon EV with cert. range of 312km

- **#1 EV in India**
- Won EESL tender for 150 Evs



Tigor ER EV with cert. range increase from 140 km to 213 km

- **#1 EV for fleet segment**



Network


FY20
Jan'21
27
51
58
93
43
97
Cities
Sales touchpoints
Service touchpoints

- **Largest EV Ready network** in India
- **Dedicated EV Product Specialists** (graduates) stationed at dealerships
- **Vehicle subscription** service enabled

Charging Solutions


stan
Nepal
India
Bay of Ben

- Public charging network with **355+ chargers**
- **3000+** AC chargers
- **100+** Captive charging points

Growth has come on the back of phenomenal response to Nexon EV

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61

Multiple initiatives undertaken to establish TML as a credible EV leader

TATA MOTORS
Connecting Aspirations

Create Awareness & Aspiration


ZIPTRON

- State of the art EV tech brand **Ziptron** launch
- Targeted TVCs and Print campaign



- An **immersive drive experience** of India's own Electric SUV – the Tata Nexon EV



- **Climate Change Mitigation Expedition** in Kerala

Build Credibility & Break Myths


A RIDE OVERVIEW
MANALI TO LEH

- 1st Electric 4 Wheeler to travel from **Manali to Khardungla (Leh)**



- **#TheUltimateElectricTest** to bust all myths about the robustness of EVs



- **'Mileage Challenge Rally'** for busting myths around range anxiety

Branding and marketing will drive awareness, aspiration and credibility

© Copyright, Confidential, Tata Motors Limited
62

Tata Group EV ecosystem collaboration in place TATA MOTORS Connecting Aspirations Will support phased localization and charging infrastructure penetration TATA POWER • 355+ public chargers inter & Intra -cities& plan to take it to 700 by mid of FY22  • Home charging installation support in all cities to support TML EV customers TATA MOTORS TATA CHEMICALS •Evaluating technical partners for establishing Lithium ion cell manufacturing plant • Pilot plant operational for Lithium ion battery recycling   TATA AUTOCOMP SYSTEMS LIMITED • Battery Manufacturing plant operational for Nexon& Tigor • Exploring EV Motor manufacturing facility in India with global partner  TATA Motorfinance • Structured solutions for large fleets to adopt EVs • Low risk offerings due to increased financing risk of customers (during COVID) Group companies working in sync with Tata Motors to develop the EV ecosystem in India Copyright, Confidential, Tata Motors Limited 63

TML has strong strategy to retain competitive advantage in EVs TATA MOTORS Connecting Aspirations Products • Portfolio of offering with different body styles and driving ranges • India specific Product specs and differentiated value proposition • Transition to Modular Multi-energy platform  Capability Building • Acquire capabilities inline with strategic planks and  • Leverage Tata Group EV Ecosystem Sales & Marketing • Drive higher penetration in micro markets  • Brand building for awareness creation and driving aspiration  Ecosystem Solutions • Partnerships to enable comprehensive charging offering  • Localization aligned with government mandate  Driven by cost structure optimization, increased number of models and infrastructure growth, TML aspires to retaining dominant share in EVs in India Copyright, Confidential, Tata Motors Limited 64

Our working plans Podium finish TATA MOTORS Connecting Aspirations •Amongst Top players in India •Double digit Market share • Leader in “Future Car” SUVs & EVs segments Financial Growth Model •Healthy double digit Contribution • Established financial viability through reduced cash break even. •Control on consumer invisible Costs Agility in Financial Planning •Cash accretive Business •Affordability criterion in place • Maintain agility in planning basis market conditions and actual performance CAPEX • Invest to ensure product competitiveness ; “Forever New” principles. •Strategic alliances for technology as appropriate.  High single digit EBITDA in next 3 years FCF Breakeven by FY23 and positive FCF thereafter Long term capex at 5%-6% of revenue Copyright, Confidential, Tata Motors Limited 65

TATA MOTORS Connecting Aspirations Copyright, Confidential, Tata Motors Limited Thank You 66

TATA MOTORS Connecting Aspirations Outlook PB Balaji, Group CFO –Tata Motors

TML India Business Sequential  recovery in revenue Margins bounce back; Cost savings on track 62,203 43,928 26,986 2,687 9,668 14,631 FY19 FY20 9M’21 Q1 Q2 Q3 Margins bounce back; Cost savings on track EBIT EBITDA ₹ Cr 8.3% 0.5% 2.6% 6.8% FY19 3.8% FY20 -7.2% Q1’21 -29.3% Q2’21 -6.8% Q3’21 0.3% Both BUs improve performance FY19 FY20 Q1’21 -Q2’21 Q3’21 11.0% 4.0% 3.2% 8.0% 0.1% -9.4% -16.3% 1.6% 3.8%CV EBITDA PV EBITDA -40.6% Positive FCF in last 2 quarters ₹ KCr FY19 FY20 Q1’21 -Q2’21 Q3’21 2.3 2.2 -0.5 -7.8 -4.8 Strong PV performance , recovery in MHCV & ILCV and cost savings led to an all-round improvement TATA MOTORS Connecting Aspirations Copyright, Confidential, Tata Motors Limited 68

Summarising our working plans Commercial Vehicles Double digit EBITDA margin Long term capex of 3-4% of revenue Strong positive FCF Passenger Vehicles High single digit EBITDA in next 3 years Long term capex at 5%-6% of revenue FCF Breakeven by FY23 and positive FCF thereafter We remain committed to consistent, competitive, cash accretive growth and deleverage the business TATA MOTORS Connecting Aspirations Copyright, Confidential, Tata Motors Limited 69

Actions underway to improve credit ratings  Rating Agencies Long Term Rating Moody’s B1 / Negative S&P B/ Negative CRISIL AA-/Negative ICRA AA-/ Stable CARE AA-/ Negative Step towards improving credit matrix Operating performance & contribution margin improvement Optimization of cost base Capex prioritization Generation of positive FCF Divestment targets Target to achieve zero net auto debt We remain committed to consistent, competitive, cash accretive growth and deleverage the business TATA MOTORS Connecting Aspirations Copyright, Confidential, Tata Motors Limited 70

Roadmap to zero net auto debt Lease 5.9 Lease 6.0 Lease 6.0 not to scale 42.3 48.7 Lease 6.0 31-Mar 31-Dec-20 31-Mar-21 FCF Divestments Equity (if required) FY24 Operating cash-flows, divestments to contribute majorly towards debt reduction TATA MOTORS Connecting Aspirations Copyright, Confidential, Tata Motors Limited 71

Thank You Annual Analyst Engagement | 22nd February 2021 TATA MOTORS Connecting Aspirations

JAGUAR LAND ROVER INVESTOR DAY | 26 FEBRUARY 2021

Disclaimer JAGUAR LAND ROVER Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, the effects of the COVID-19 pandemic, changes in Government regulations, tax laws and other statutes and incidental factors. All forward-looking statements apply only as of the date hereof and we undertake no obligation to updated this information and do not assume any responsibility for the ultimate fairness, accuracy, correctness or completeness of any such information presented herein. -Q1 represents the 3 month period from 1 April to 30 June -Q2 represents the 3 month period from 1 July to 30 September -Q3 represents the 3 month period from 1 October to 31 December -Q4 represents the 3 month period from 1 January to 31 March -FY represents the 12 month period from 1 April to 31 March of the following year  Unless stated otherwise sales volumes are expressed in thousand units, financial values are in GBP millions. Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU. Retail volume data includes sales from the Company’s unconsolidated Chinese joint venture (“CJLR”), these are excluded from Wholesale volume data. EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation. EBIT is defined as EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Free cash flow is defined as net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results. The information contained in his presentation is provided as of the date of this presentation and is subject to change without notice. The information contained in this document may be updated, completed, revised and amended and such information may change materially in the future. The Group is under no obligation to update or keep current the information contained in this document. REIMAGINE 2

JAGUAR LAND ROVER REIMAGINE 3

Topic presenter start time 1 welcome bennett birgbauer group treasurer 12.00 5 mins 2 introduction thierry bollore chief executive officer 12.05 5 mins 3 modern luxury by design prof gerry mcgovern obe chief creative officer 12 10 15 mins 4 reimagine thierry bollore chief executive officer 12.25 30 mins 5 refocus transformation frank ludwig chief transformation officer 12.55 15 mins 6.financial outlook adrian mardell chief financial officer 13.10 30 mins short break 13.40 10 mins 7 q & a session all presenters 13.50 60 mins reimagine 4

Thierry Bolloré Chief Executive Officer logo 5

Logo Two iconic aspirational brands Strong heritage, modern desirable luxury products Land Rover Defender 90 2020 Jaguar E-Type Series 1 Roadster 1967 Land Rover Series I 1948 Jaguar F-TYPE 2020 6

Logo The creator of the world’s most desirable luxury vehicles for the most discerning of customers 7

Logo 8

Logo three pillar strategy range rover discovery defender design engineering integrity refinement versatility durability leadership leadership leadership leadership leadership leadership leadership leadership leadership -design and capability our unique and compelling combination 9

Logo 10 land rover brand attributes world’s most luxurious suvs land rover four key elements modernity relevance sustainability emotionally engaging peerless character elevation of the spirit delightful desirability considered lightweight innovative sophisticated intuitive Refined sanctuary sense of occasion aesthetic grace reductive honest charm this will deliver a whole new character of vehicles

Logo 11 compelling & desirable portfolio

Logo 12 behavioural journey and experience reflective Unwavering advocacy emotional connection

Logo 13

Logo 14 jaguar vision 1 modernise & reimagine jaguar in the luxury space target wealthier younger urban creatively minded group 3 deliver experiences that create emotional engagement 4 all electric cars from 2025 5 customer service focus the all electric modern luxury brand reimagine jaguar

Logo 15 jaguar brand attributes renaissance to emerge as a pure electric brand from 2025 jaguar four key elements alluring human physical ingenious connected art luxurious spirited crafted aspirational diverse creative dramatic distinctive exuberant pure refined sophisticated desirable modern

Modern luxury by design logo 16

Logo 17 Jaguar Land Rovers Reimagine Strategy Brands-Responsible modern luxury by design Products Worlds most desirable luxury cars and services Architectures & Powertrain Electrified simplified flexible Collaboration Synergies with Tata and other partnerships Footprint-Retain right size repurpose and reorganise Refocus Focus on quality sales costs digital transformation

Logo 18 the reimagine strategy has been designed to address the key challenges facing the business external challenges internal challenges covid-19 brexit emissions compliance electrification jaguar performance high operating leverage & high variable costs product range proliferation & launch congestion quality warranty cost supply chain supply disruptions foreign exchange

Logo 19 reimagine is targeting faster growing luxury segments source: ihs december 2020 jlr reimagine segments include suv 3-5 and other future jaguar target segments global cagr fy19 27 regional cagr fy19 27 bar graph 0.5 2.2 2.81.6 5.8 1.4 1.1 1.4 0.9 2.3 total industry volumes current segments reimagine segments china north america uk europe overseas

Reimagine will focus on increasing share in these most profitable segments

New modern luxury cars expected to drive growth in these segments

		FY21	MARKET SHARE	FY26
STRONGEST PROFITABILITY CARS e.g. Range Rover		12%	→	18%
STRONG PROFITABILITY CARS* e.g. Velar		7%	→	15%
LOWER PROFITABILITY CARS e.g. XE		2%	→	1%
	TOTAL	9%	→	16%

* Enhanced by introduction of EMA products and Discovery Sport entering segment

REIMAGINE

20

Significant opportunity to grow share of our more profitable products in china uk and europe fy21 fy26 market share china 3 12 11 15 36 58 45 45 11 21 14 27 7 8 9 13 9 15 10 21 strongest profitability carsuk europe n. America overseas e g range rover e.g. Velar enhanced by introduction of ema products and discovery sport entering segment logo

Phase out of pure ICE variants by FY26 with total BEV mix rising to over 60 by FY30 JLR EV MIX CE 3 3 MHEV HEV PHEV BEV21 73 20 15 65 60 10 30 fy20 fy26 fy30 logo 22

Logo 23 future land rover showroom delivering modern luxury through its 3 families 6 bev variants in the next five years defender discovery range rover suv5 suv 4 suv3 defender discovery discovery sport range rover range rover sport velar evoque

Architectures to be rationalised with 3 new electric first architectures

With range of electric options for both brands

LEGACY

D7a



D7x



D7u



D6a



D7e



PTA



MLA Flex

- **Modular Longitudinal Architecture**
- Electrified ICE and BEV propulsion flexibility
- Includes Range Rover, Range Rover Sport
- From FY22/FY23



EMA Native BEV

- **Electrified Modular Architecture**
- BEV native architecture
- Additional electrified compact ICE
- Includes Evoque, Discovery Sport
- From 2024



Pure BEV

- BEV only platform
- Dedicated for Jaguar
- From 2025

REIMAGINE

24

Logo 25 modular longitudinal architecture mla flexible propulsion platform bev and electrified ice for our large suvs electrified ice phev new range rover sport the most capable and dynamic sports suv new range rover the most capable and refined land rover ever bev mhev hev

Logo 26 Electrified Modular Architecture EMA Native BEV Architecture Engineered with simplicity at its heart Native BEV architecture agnostic to cell chemistry Flat floor maximising cabin space Future-proofed technology to deliver best in class performance Engineered around the battery the highest value commodity Simple body structure JLR engineered edus delivering 92 efficiency enabling 4 4 5 miles kwh JLR domain based electrical vehicle architecture Always on Always connected Always up to date

Logo 27 ema integrated electrified compact internal combustion engine options modern duality for mid and smaller suvs and significant cost savings rationalising multiple internal combustion engines to one simplified electrified compact ice eliminating diesel and costly after-treatment systems hybrid & plug in hybrid delivering performance efficiency & convenience electrified compact ice propulsion systems with lean burn technology enabling superior performance hev phev

Logo 28 jaguar pure bev dedicated architecture a design led solution a design led solution modern luxury by design alluring human physical ingenious connected art luxurious spirited crafted aspirational diverse creative dramatic distinctive exuberant pure refined sophisticated desirable modern

Electrified vehicle technology FUTURED BATTERIES ELECTRIC DRIVE UNITS HYDROGEN TECHNOLOGY – Future-proofed battery pack -agnostic to cell chemistry – – – – – – – Fully integrated power electronics JLR in-house software development for battery control module, enabling system optimization JLR designed and engineered efficient EDUs, for best in class performance Most torque dense in class 800V capable, coupled with state-of-the-art inverters Hydrogen fuel cell electric vehicles provide a lighter propulsion system, making them suitable for large SUVs Leveraging hydrogen fuel cells as range extender technology for advanced electric propulsion REIMAGINE 29

Jaguar Land Rover’s Electrical Vehicle Architecture continuum Always on, Always connected, Always up-to-date DOMAIN BASED ARCHITECTURE, ENABLING LATEST TECHNOLOGY SIMPLIFICATION, ENABLING COST & WEIGHT OPTIMISATION State-of-the-art, domain based Electrical Vehicle Architecture with Ethernet backbone – Software and Features Over-The-Air – L2, L2+ and L4 ADAS capability – V2X capability – Off-board data management for predictive maintenance and prognostics –JLR in-house engineered electrical distribution system enables significant cost and weight optimization – Domain based Electrical Vehicle Architecture enables consolidation and reduction of ECUs – Hardware complexity reduction enables streamlining of full value chain REIMAGINE 30

New MLA, EMA and pure-BEV architectures deliver c.80% of total Jaguar Land Rover volume by FY27 100% Sales D6a & D7e D7a D7u PTA D7x Jaguar pure-BEV EMA MLA FY22 FY23 FY24 FY25 FY26 FY27 FY28 FY29 REIMAGINE

Reimagine electrification timeline Fast electrification across models and new architecture roll out MLA architecture introduced 1stBEV & new EMA architecture introduced Total of 6 BEVs BEV available on all models sales BEV 60% 100% sales zero tailpipe emission vehicles Net-zero carbon emissions Jaguar BEV on new dedicated architecture sales BEV 100% REIMAGINE 2021 2022 2024 2025 2026 2030 2036 2039 32

JLR has established a strong partnership ecosystem
Supports a strong foundation of technology, knowledge and global reach

FUTURE MOBILITY & AUTONOMY

WAYMO — L4 Urban Self-Driving Systems & Technology

EV SERVICES & NEXT GENERATION TECHNOLOGIES

Momentum — World 1st high-power (50KWh) wireless charging technology on I-PACE fleet bp — Strategic EV Infrastructure Partner – UK Market

pod POINT — Strategic EV Infrastructure Partner – UK Market

chargepoint — Strategic EV Infrastructure Partner – US Market

CHINA CONSUMER TECHNOLOGY

Alibaba — Latest real-time 3D navigation developed with AMAP from Alibaba

(FutureMove) — Smart Parking Function collaboration featured in New Defender for China Market

PATEO — "Road Book" innovations & tech

FUTURE DIGITAL CUSTOMER SERVICES

salesforce — Collaboration on new digital-first platform for frictionless end-to-end services for customers

NEXT GENERATION CYBERSECURITY

BlackBerry QNX — Long-term collaboration for vehicle cybersecurity, AI and ML for maintenance & threat prevention

TM's and Brands owned or licensed by the respective entities named

REIMAGINE

33

Focused, data-driven collaborations with global industry leaders Future partnerships to enhance competencies, optimise capital allocation & speed to market WITHIN TATA GROUP Broaden value potential of wider Tata Group MOTORS CONSULTANCY SERVICES TECHNOLOGIES COMMUNICATIONS ADAS Establish a broader, global data-driven ecosystem in key target areas: NEXT-GEN batteries ENERGY SYSTEMS VEHICLE ARCHITECTURES SERVICES CONNECTIVITY BEYOND TATA GROUP... Form new models of partnership focused on mutual value creation across products, services & data REIMAGINE 34

Our services strategy is underpinned by our established InMotionactivities and expanding with digital offerings. This will be core to the future of Jaguar Flexible car subscription service -FY21 - UK growth 750%-FY22 - global expansion - Direct customer relationships -On demand access; 5-star service - FY21 -growth 23% despite CV19 - FY22 -global expansion - Direct customer relationships -Fund investing in early-stage technology, VEHICLE VEHICLE+ ADJACENT DISRUPTIVE Services strategy based on expanding from vehicle focused core to adjacent services to disruptive innovations Integrated Data Platform & Digital First Applications Services approach underpinned by digital and data with collaborations and platform integration to optimise customer offerings FOTA / SOTA Integrated MyJLRapp Financial bundling Payment platforms Curated digital media Tailored brand experiences REIMAGINE 35

Efficiency of focus Right-sized footprint and a single-minded, collaborative culture MANUFACTURING CAPACITY REDUCTION OF 25% OVER 5 YEARS CLARITY OF PURPOSE Rationalise non-manufacturing facilities Consolidation of UK warehouses £20m p.a. cost saving 50+ leases exited globally £18.5m p.a. cost saving Exploring further opportunities Trust and empower our people to deliver at speed Resized, more agile business Structured to succeed Global 2-shift capacity utilisation 100% 80% 60% FY22 FY23 FY24 FY25 FY26 FY27 REIMAGINE 36

Company Logo and Country Flag Logo  Plan for CO2compliance 2019 2020 2021 2022 2023 2024-29 ü £35m Fines ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü Jaguar Land rover Reimagine 37

Company logo Net Zero carbon emissions by 2039 A sustainability rich reimagination of modern luxury BEVs on all models by 2030 -Zero tailpipe emissions by 2036 Clean Hydrogen fuel cell test mules Responsible  sourcing Reduction on operational CO2 Net zero carbon emissions by 2039 across our supply chain, product portfolio and operational footprint Environmental Social Governance Reimagine 38

Company Logo Refocus frank Ludwig chief transformation officer 39

Company Logo Refocus brings together existing and additional activity from across the organisation to deliver value, address pain points and find efficiencies TRANSFORMATION OFFICE  QUALITY PROGRAMME DELIVERY & PERFORMANCE  DELIVERED  COST PER CAR END-TO-END  SUPPLY CHAIN  CUSTOMER & MARKET PERFORMANCE CHINA  1 2 3 4 6 5  Reduced warranty spend Efficient programme delivery Reduction in vehicle cost Faster vehicle delivery times Increased profitable market share Increased profitable market share  AGILE ORGANISATION & CULTURE Agile Organisation, Leadership, Capability, Culture 7 INDIGITAL Powering the transformation 8 CHARGE+ 9 Sustaining and increasing cost efficiency Refocus 40

Company logo Refocus builds on the success of Charge+ and is driven directly by the CEO –Builds on success of Charge+ – Clear ownership, goals & tracking – Cross-functional work at all levels –Driven directly by CEO – Cross-functional mentorship – Enabled by InDigital – Chief Transformation Officer reporting to CEO – 35 workstreams launched, e.g. – Strengthened China, Programme Delivery &Quality functions – Agile in-car software delivery method – Digital Lighthouse projects inflight –Creation of InDigital as Centre of Excellence Progress so far. Continuing what works well. + New & different elements Strong momentum built since initiation of Refocus programme in January. Refocus 41

Company logo InDigital is the central engine for delivering digital initiatives, enabled by IT, with prioritisation driven by the Refocus pillars – Harnessing capability which has already enabled Charge + savings, e.g. 100 person analytics and intelligent automation Centre of Excellence delivering >£150m p.a. – Scaling up capability to underpin Refocus value creation – Leveraging data and working in an agile way – IT approach & required digital capability driven by Refocus  Transformation Office InDigital Refocus 42

Company logo Refocus will deliver 3% incremental EBIT in our journey to double-digit margins We have stabilised the business to provide a profitable core, delivering 4% EBIT margin and     break-even cashflow Refocus will drive and underpin further profitability Today Within 3 years, £2bn of value Within 5 years, £4bn of value  3% incremental EBIT margin by FY26 Refocus 43

Company logo Reimagine FINANCIAL OUTLOOK Adrian Mardell Chief Financial Officer 44

Company logo Reimagine will enable JLR to achieve its financial potential  –Encouraging turnaround from weak FY19, despite Covid –£6b of cash and profit improvements from Project Charge –Significant improvement in China business and quality of sales –Breakeven reduced from c. 600k units to c. 400k units –Recent underlying EBIT margin of c. 4%  –Modern luxury by design –Investment target c. £2.5b p.a. –Positive cashflow from FY23 –Net cash from FY25 –Double-digit EBIT by FY26 –One-time non-cash write down of c.£1b;cash restructuring of c.£0.5b  REIMAGINE WILL DELIVER WE HAVE DELIVERED Reimagine 45

Company logo Environment remains challenging Brexit: Bureaucracy, supply chain frictions  Covid-19: new variants and vaccination roll out Emissions compliance & electrification  Foreign Exchange impact of stronger pound Reimagine 46

JLR turnaround plan delivers Charge+, China and COVID sales recovery driving improvement (1,746) (604) (415) 1,469  (816) (43) (5) 105  (1,570) 463  562 Q1FY19 Q2FY19 Q3FY19 Q4FY19 Q1FY20 Q2FY20 Q3FY20 Q4FY20 Q1FY21 Q2FY21 Q3FY21 Free cash flow(264) (90) (273) 269 (383) 166 318 (494) (413) 65 476 (2.7)% (0.9)% (2.3)% 3.2% (4.8)% 4.5% 2.7% (3.2)% (13.6)% 0.3% 6.7% reimagine 47

Company logo Lifetime Charge savings £6b Delivering cash and ongoing profit improvements £2.7b Investment savings £1.0b £2.0b Cost & Profits improvements Total Charge savings by Q4 FY21 £5.7b Working capital efficiencies £0.2b £0.2b £0.4b Forecast charge savings in Q4 FY21 Charge savings delivered to Q3 FY21 £6b Reimagine 48

Company logo Significant China recovery from FY19 and Covid Underpinned by improving quality of sales and dealer profitability -17% -17% -11% FY19 FY20 FY21YTD 2.2  1.7  1.5  FY19 FY20 FY21YTD 72% 87% 93% FY19 FY20 FY21YTD + 35% -32% + 30% (0.4)% (1.3)% 0.9% CY 2019 FY20 FY21YTD RETAILER RETURN ON SALES LOCAL REGISTRATION RATE RETAILER STOCK LEVEL SALES QUALITY + 2.2% points reimagine 49

Company logo Cash flow break-even reduced to c. 400k units Transformation supported by Charge and Refocus 425 450 500 550 575 600 500 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 Units 000’s / £mils Wholesales illustrated reflect approximate break-even levels 400 –450k wholesales break-even range Wholesales 471 509 535 545 508 565 476 Not guided Increasing Increasing Cash flow £749 £502 £637 £(25) £(910) £(882) £(759) - - Positive Reimagine 50

Company logo 3,433  3,649  3,772  3,413  3,276  2,514  2,535  FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 Future cash flow to achieve net cash from FY25 with investment significantly reduced to target £2.5b £ mils Operating cash flow before investment defined as free cash flow less total product & other investment (APM’s defined in our interim and annual reports) Target c. £2,500 Operating cash flow before investmentCash flow £749 £502 £637 £(25) £(910) £(882) £(759) - - Positive reimagine 51

Company logo One-time restructuring charges for Reimagine Including c. £1b non-cash write-off of prior investments FY22 Cash flow Non-cash asset  write-offs Reorganisation  costs Q4 FY21 Income  statement c. £1b Total impact c. £0.5b c. £1.5b c. £0.5b - c. £0.5b –Exceptional one-time non-cash write down of c. £1 billion for higher previous spending and certain planned products that will not be completed –Reflects more focused product portfolio under Reimagine and reduction in annual spending to about £2.5 billion –c. £0.5b cash restructuring cost expected to be offset by positive free cash flow in FY22 –Lower D&A charge of c. £150m per annum will improve EBIT margin by c. 0.5%  Note: The financial impact above is an estimate and will be subject to our year-end accounting processes Reimagine 52

Company logo Targeting ≥10% EBIT margin by FY26 Driven by Refocus and Reimagine architecture strategy For illustrative purposes only -not to scale Expect >6% margin improvement (3% from Refocus and ≥3% from new architectures) H2 FY21 From FY26 FY23 FY25 FY26 FY22 FY24 Quality of sales MLA  EMA  Jaguar BEV EBIT ≥10% New architectures  Underlying EBIT  c.4% Reimagine 53

Company Logo Sales volume and financial targets Sales, profits and cash flow improving   FY26 Key metrics FY21 FY22 *Excluding exceptionals Revenue Not guided Increasing > £30b Increasing Net cash / (Net debt) Negative Negative Positive 0 EBIT margin Positive ≥10% ≥4% Positive PBT* throughout ≥7% Free cash flow Near break-even Positive Break-even After ~£500m restructuring costs Positive Investment < £2.5b c. £2.5b c. £3b c. £2.5b FY24 Reimagine 54

Company logo Strong liquidity profile £6.1b total liquidity pro-forma end December  4,196 - 400 766 1,035 513 900 366 476 4,457 235 271 688 104 586 1,884 500 1,935  undrawn RCF 1,935 undrawn RCF - TotalLiquidity CY21 CY22 CY23² CY24 CY25 CY26 CY27 CY28 TotalDebt Bonds Bank facilities Leases (IFRS16) DEBT MATURITY PROFILE IFRS, £m 1Includes £3m undrawn portion of Fleet Buyback facility 2Includes RMB 5b 3-year syndicated revolving loan facility, subject to annual confirmatory review 3Includes £33m comprising £30m Fair Value adjustment, and £40m of other debt, partially offset by £37m of capitalised fees Total gross debt  pro-forma 6,8743 Total  liquidity pro-forma  6,1341 Reimagine 55

Company logo Sustainable profit growth; net cash from FY25 Focused luxury portfolio and new architectures  IMPROVED PROFIT IMPROVED CASHFLOW NET CASH PRODUCTS  Target stronger capital structure, and maintain strong liquidity –Modern luxury by design –MLA flex platform –EMA BEV first –Jaguar Pure BEV  –Double-digit EBIT margin by FY26  –3% contribution from Refocus and ≥3% from architectures –Reduced D&A and organisation costs  –Break-even cashflow in FY21 and FY22 post restructuring –Strong cash generation from FY23 –Investment c.£2.5b p.a.  –Net debt decreases significantly from FY23 –Net cash positive from FY25 Reimagine 56

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.